Exhibit 99.1

Kornit Digital Reports 2017 Third Quarter Results

Highlights

  GAAP third quarter 2017 revenues of $28.5 million reflects pre-announced delay of a large customer order.
  Non-GAAP third quarter 2017 revenues of $28.6 million, compared to the prior year period of $30.9 million.
  Third quarter 2017 GAAP operating loss of $0.2 million, compared to operating profit of $0.7 million in the prior year.
  Third quarter non-GAAP operating profit of $1.7 million, compared to $3.9 million in the prior year.
  Third quarter GAAP net loss of $(0.1) million, or $(0.00) per diluted share; non-GAAP net income of $1.7 million, or $0.05 per diluted share.

  ROSH-HA`AYIN, Israel, Nov. 07, 2017 (GLOBE NEWSWIRE) -- Kornit Digital Ltd. (NASDAQ:KRNT), a leading provider of digital printing solutions for the global printed textile industry, today reported results for the third quarter ended September 30, 2017.

  Third quarter GAAP revenues which are net of the fair value of the warrants associated with revenues recognized from Amazon in the period were $28.5 million, compared to the prior year period of $30.9 million. On a non-GAAP basis, Kornit reported sales of $28.6 million, down from the prior year level of $30.9 million. Lower revenues were driven by a previously disclosed large customer who was unable to take scheduled delivery of a large number of systems due to unforeseen protracted delays in the receipt of regulatory permits. Excluding this customer issue, the Company continued to realize growth in sales of systems, ink and consumables and services.

  Gabi Seligsohn, Kornit Digital’s Chief Executive Officer commented, “As mentioned during our pre- announcement call at the end of September, our financial results during the quarter were strongly impacted by a customer delay. While our near term business is impacted by this postponed customer order and slower than expected ramp up in Vulcan revenues, we see the concept of proximity decoration gaining momentum, and driving demand in the apparel industry for direct-to-garment systems which should lead to significant growth in 2018.”

  During the third quarter, Kornit attended several events, including SGIA in New Orleans where the Company showcased its latest technology and introduced neon ink printing on its Allegro roll-to-roll printer, which enables new and creative applications for customers and was well received by event participants. Seligsohn added, “During this important event we noted a strong uptick in interest from screen printers, which is a direct response to their customers demanding smaller batch manufacturing requiring digital capabilities. This is encouraging to the long-term adoption rate of our highest throughput systems, such as the Vulcan and Avalanche.”

  Third Quarter Results of Operations

  Third quarter GAAP sales which are net of the fair value of the warrants associated with revenues recognized from Amazon during the period was $28.5 million, down from the prior year level of $30.9 million. On a non-GAAP basis, Kornit reported sales of $28.6 million, down from the prior year level of $30.9 million.

  GAAP third quarter gross profit increased by 7.2% to $14.6 million, or 51.3% of sales, compared with $13.6 million, or 44.1% of sales, in the prior year. GAAP gross margin was 51.3%, compared with 44.1% in the third quarter of 2016. Higher gross margin was driven by mix shift weighted towards ink and consumables, as a result of customer shipment delays during the period. Non-GAAP gross profit in the third quarter was $15 million, or 52.3% of sales, compared with $15.2 million, or 49.2% of sales in the prior year.

  GAAP total operating expenses in the third quarter were $14.8 million, or 52% of sales, compared to $13.0 million, or 41.9% of sales, in the prior year period. The increase in operating expenses as a percentage of sales was consistent with the Kornit's previously communicated plans to continue to invest in its global infrastructure buildout. Non-GAAP operating expenses in the third quarter increased to $13.2 million, or 46.2% of sales, compared to $11.4 million, or 36.7% of sales in the prior year.

  Third quarter GAAP research and development expenses were $5.9 million, or 20.5% of sales, compared to the prior year period of $4.4 million, or 14.2% of sales. Third quarter non-GAAP research and development expenses were $5.6 million, or 19.5% of sales, compared to $4.4 million, or 14.2% of sales in the prior year.

  Third quarter GAAP selling and marketing expenses were $5.3 million, or 18.6% of sales compared to the prior year period of $4.8 million, or 15.6% of sales. Third quarter non-GAAP selling and marketing expenses were $4.8 million, or 16.7% of sales, compared to $4.6 million, or 14.8% of sales in the prior year.

  Third quarter GAAP general and administrative expenses were $3.4 million, or 12% of sales, compared to the prior year period of $3.8 million, or 12.1% of sales. Third quarter non-GAAP general and administrative expenses were $2.9 million, or 10.1% of sales, compared to $2.4 million, or 7.8% of sales in the prior year.

  On a GAAP basis, third quarter operating loss was $0.2 million, or (0.7%) of sales, compared to the prior year period profit of $0.7 million, or 2.1% of sales. Non-GAAP operating profit in the third quarter decreased to $1.7 million, compared to $3.9 million in the prior year. As a percent of sales, non-GAAP operating margin for the third quarter was 6.1% of sales, compared with 12.5% of sales in the prior year.

  On a GAAP basis, the Company reported a net loss of $(0.1) million, or $(0.00) per diluted share, compared to net income of $0.4 million, or $0.01 per diluted share in the third quarter of 2016. Non-GAAP net income for the third quarter of 2017 was $1.7 million, or $0.05 per diluted share, compared to $3.5 million, or $0.11 per diluted share, in the prior year period.

  Balance Sheet and Cash Flow

  At September 30, 2017, the Company had cash and marketable securities of $86.5 million, and no long- term debt. Cash flow used in operations for the third quarter of 2017 was $5.9 million, attributable mostly to the increase in inventory.

  Fourth Quarter 2017 Guidance

  The Company will discuss the details of its guidance live during its earnings conference call, which will be available for replay via webcast at ir.kornit.com.

  Conference Call Information

  Gabi Seligsohn, the Company’s Chief Executive Officer, and Guy Avidan, the Company’s Chief Financial Officer, will host a conference call today at 5:00 p.m. ET, or 0:00 a.m. Israel time, to discuss the results, followed by a question and answer session for the investment community. A live webcast of the call can be accessed at ir.kornit.com. To access the call, participants may dial toll-free at 1-800-289-0498 or +1-719- 457-2647. The toll-free Israeli number is 1 80 925 8243. The confirmation code is 8033685.

  To listen to a telephonic replay of the conference call, dial toll-free 1-844-512-2921 or +1-412-317-6671 (international) and enter confirmation code 8033685. The telephonic replay will be available beginning at 8:00 p.m. ET on Tuesday, November 7, 2017, and will last through 11:59 p.m. ET on Tuesday, November 21, 2017. The call will also be available for replay via the webcast link on Kornit’s Investor Relations website.

  Forward Looking Statements

  Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and other U.S. securities laws. Forward-looking statements are characterized by the use of forward-looking terminology such as "will," "expects," "anticipates," "continue," "believes," "should," "intended," "guidance," "preliminary," "future," "planned," or other words. These forward-looking statements include, but are not limited to, statements relating to the company's objectives, plans and strategies, statements of preliminary or projected results of operations or of financial condition and all statements that address activities, events or developments that the company intends, expects, projects, believes or anticipates will or may occur in the future. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. The company has based these forward-looking statements on assumptions and assessments made by its management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things: our success in developing, introducing and selling new or improved products and product enhancements, our ability to consummate sales to large accounts with multi-system delivery plans, our ability to fill orders for our systems, our ability to continue to increase sales of our systems and ink and consumables, our ability to leverage our global infrastructure build-out, the development of the market for digital textile printing, availability of alternative ink, competition, sales concentration, changes to our relationships with suppliers, our success in marketing, and those factors referred to under "Risk Factors" in the company's Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on March 30, 2017. Any forward-looking statements in this press release are made as of the date hereof, and the company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

  Non-GAAP Discussion Disclosure

  Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude impact of the fair value of warrants deducted from revenues, acquisition related expenses, share-based compensation expenses, amortization of acquired intangible assets. The purpose of such adjustments is to give an indication of our performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Furthermore, the non- GAAP measures are regularly used internally to understand, manage and evaluate our business and make operating decisions, and we believe that they are useful to investors as a consistent and comparable measure of the ongoing performance of our business. However, our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. Additionally, these non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies. The Company has not reconciled its non-GAAP guidance to the nearest equivalent GAAP measure. Such reconciliation is not available without unreasonable effort because the fair value of the warrants which is a key element of the Company’s non-GAAP financial measures is impacted by the Company’s share price, which is information the Company cannot predict.

  About Kornit

  Kornit Digital (NASDAQ:KRNT) develops, manufactures and markets industrial digital printing technologies for the garment, apparel and textile industries. Kornit delivers complete solutions, including digital printing systems, inks, consumables, software and after-sales support. Leading the digital direct-to-garment printing market with its exclusive eco-friendly NeoPigment printing process, Kornit caters directly to the changing needs of the textile printing value chain. Kornit’s technology enables innovative business models based on web-to-print, on-demand and mass customization concepts. With its immense experience in the direct-to- garment market, Kornit also offers a revolutionary approach to the roll-to-roll textile printing industry: digitally printing with a single ink set onto multiple types of fabric with no additional finishing processes. Founded in 2003, Kornit Digital is a global company, headquartered in Israel with offices in the USA, Europe and Asia Pacific, and serves customers in more than 100 countries worldwide.

  KORNIT DIGITAL LTD.
  AND ITS SUBSIDIARIES
  CONSOLIDATED STATEMENTS OF OPERATIONS
  (U.S. dollars in thousands, except share and per share data)

	Nine Months Ended September 30,		Three Months Ended September 30,
	2017	2016	2017	2016
	(Unaudited)		(Unaudited)
Revenues, net	$84,138	$76,707	$28,447	$30,920
Cost of revenues	44,482	40,924	13,851	17,299
Gross profit	39,656	35,783	14,596	13,621

Operating expenses: Research and development	15,187	12,293	5,845	4,397
Selling and marketing	16,126	13,585	5,297	4,813
General and administrative	9,545	9,279	3,407	3,751
Restructuring expenses	339	—	246	—
Total operating	41,197	35,157	14,795	12,961
Operating income (loss)	(1,541)	626	(199)	660
Financial income (expenses), net	298	93	205	(3)
Income (loss) before taxes on income	(1,243)	719	6	657
Taxes on income	403	711	130	296
Net income (loss)	(1,646)	8	(124)	361

Basic net income (loss) per share	$(0.05)	$0.00	$(0.00)	$0.01
Weighted average number of shares used in computing basic net income (loss) per share	34,445,168	30,474,462	34,883,772	34,883,772

Diluted net income (loss) per share	$(0.05)	$0.00	$(0.00)	$0.01
Weighted average number of shares used in computing diluted net income (loss) per share	34,445,168	31,739,909	34,883,772	31,795,707

  KORNIT DIGITAL LTD.
  AND ITS SUBSIDIARIES
  RECONCILIATION OF GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS
  (U.S. dollars in thousands, except share and per share data)

	Nine Months Ended September 30,		Three Months Ended September 30,
	2017	2016	2017	2016
	(Unaudited)		(Unaudited)
GAAP revenues	$84,138	$76,707	$28,447	$30,920
Fair value of warrants deducted from revenues (a)	2,502	—	149	—
Non-GAAP revenues	$86,640	$76,707	$28,596	$30,920

GAAP cost of revenues	$44,482	$40,924	$13,851	$17,299
Expenses recorded for share-based compensation (1)	(472)	(337)	(185)	(131)
Intangible assets amortization (3)	(75)	(169)	(25)	(56)
Excess cost of acquired inventory (b)	—	(1,398)	—	(1,398)
Non-GAAP cost of revenues	$43,935	$39,020	$13,641	$15,714

GAAP gross profit	$39,656	$35,783	$14,596	$13,621
Gross profit adjustments	3,049	1,904	359	1,585
Non-GAAP gross profit	$42,705	$37,687	$14,955	$15,206

GAAP operating expenses	$41,197	$35,157	$14,795	$12,961
Expenses recorded for share-based compensation (1)	(2,721)	(1,743)	(1,060)	(487)
Acquisition related expenses (2)	—	(831)	—	(731)
Intangible assets amortization (3)	(943)	(147)	(266)	(147)
Other one time expense	—	(241)	—	(241)
Restructuring expenses	(339)	—	(246)	—
Non-GAAP operating expenses	$37,194	$32,195	$13,223	$11,355

GAAP tax and financial expenses (income)	$105	$618	$(75)	$299
Taxes on income related to non-GAAP adjustments	443	93	137	62
Non-GAAP tax and financial expenses (income)	$548	$711	$62	$361

GAAP net income (loss)	$(1,646)	$8	$(124)	$361
Fair value of warrants deducted from revenues (a)	2,502	—	149	—
Expenses recorded for share-based compensation (1)	3,193	2,080	1,245	618
Acquisition related expenses (2)	—	831	—	731
Intangible assets amortization (3)	1,018	316	291	203
Excess cost of acquired inventory (b)	—	1,398	—	1,398
Other one time expense	—	241	—	241
Restructuring expenses	339	—	246	—
Taxes on income related to non-GAAP adjustments	(443)	(93)	(137)	(62)
Non-GAAP net income	$4,963	$4,781	$1,670	$3,490
GAAP diluted income (loss) per share	$(0.05)	$0.00	$(0.00)	$0.01
Non-GAAP diluted income per share	$0.14	$0.15	$0.05	$0.11
Weighted average number of shares
Weighted average number of shares used in computing diluted
GAAP net income (loss) per share	34,445,168	31,739,909	34,883,772	31,795,707
Weighted average number of shares used in computing diluted
non GAAP net income per share	34,877,281	32,018,295	35,242,293	32,043,179
(1) Expenses recorded for share-based compensation
Cost of revenues	472	337	185	131
Research and development	569	126	272	(30)
Selling and marketing	688	435	258	103
General and administrative	1,464	1,182	530	414
	3,193	2,080	1,245	618
(2) Acquisition related expenses
Research and development	—	150	—	50
General and administrative	—	681	—	681
	—	831	—	731
(3) Intangible assets amortization
Cost of revenues	75	169	25	56
Selling and marketing	943	147	266	147
	1,018	316	291	203

(a)	Reflects a non cash expense for warrants granted to Amazon that is being accounted for as deduction from revenues.

(b)	Consists of charges to cost of revenues for the difference between the higher carrying cost of the acquired inventory from a distributer purchased on July 1, 2016 which was recorded at fair value and the standard cost of the Company's inventory, which adversely impacts the Company's gross profit.

(*)	Non-GAAP net income updated from prior reports to reflect taxes on income related to non-GAAP adjustment.

  KORNIT DIGITAL LTD.
  AND ITS SUBSIDIARIES
  CONDENSED CONSOLIDATED BALANCE SHEETS
  (U.S. dollars in thousands)

	September 30, 2017	December 31, 2016
	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$14,290	$22,789
Available for sale marketable securities	3,709	16,500
Trade receivables, net	32,926	31,638
Other accounts receivables and prepaid expenses	4,112	3,735
Inventory	35,865	24,122
Total current assets	90,902	98,784

LONG-TERM ASSETS:
Available for sale marketable securities	68,478	21,724
Severance pay fund	503	768
Deferred tax asset	1,080	439
Property and equipment, net	10,565	9,247
Intangible assets, net	2,367	3,385
Goodwill	5,092	5,092
Other assets	631	607
Total long-term assets	88,716	41,262

Total assets	$179,618	$140,046

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade payables	$14,243	$16,433
Employees and payroll accruals	5,772	5,918
Deferred revenues and advances from customers	1,943	1,679
Other payables and accrued expenses	6,259	6,103
Total current liabilities	28,217	30,133

LONG-TERM LIABILITIES:
Accrued severance pay	1,246	1,269
Payment obligation related to acquisition	323	1,070
Other long-term liabilities	887	386
Total long-term liabilities	2,456	2,725

SHAREHOLDERS' EQUITY	148,945	107,188

Total liabilities and shareholders' equity	$179,618	$140,046

  KORNIT DIGITAL LTD.
  AND ITS SUBSIDIARIES
  CONSOLIDATED STATEMENTS OF CASH FLOWS
  (U.S. dollars in thousands)

	Nine Months Ended September 30,		Three Months Ended September 30,
	2017	2016	2017	2016
	(Unaudited)		(Unaudited)
Cash flows from operating activities:
Net income (loss)	$(1,646)	$8	$(124)	$361
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	3,631	2,007	1,204	897
Fair value of warrants deducted from revenues	2,502	—	149	—
Share-based compensation	3,193	2,080	1,245	618
Amortization of premium on marketable securities	404	341	127	120
Realized gain on sale of marketable securities	(29)	(3)	—	—
Increase (decrease) in accrued severance pay, net	242	(158)	214	(113)
Increase in trade receivables	(730)	(6,730)	(3,624)	(3,170)
Decrease in other receivables and prepaid expenses	(396)	(529)	(1,143)	(1,020)
Decrease (increase) in inventory	(11,631)	(4,739)	(2,979)	264
Increase in deferred taxes, net	(641)	(368)	(458)	(236)
Increase in other long term assets	(15)	(198)	(209)	(230)
Increase (decrease) in trade payables	(1,538)	1,449	522	3,129
Increase (decrease) in employees and payroll accruals	(194)	199	639	459
Increase in deferred revenues	217	298	909	95
Increase in other payables and accrued expenses	754	2,061	632	1,209
Increase in other long term liabilities	501	90	132	135
Loss from sale of property and equipment	228	6	199	6
Foreign currency translation loss on inter company balances with foreign subsidiaries	(798)	(138)	(203)	(56)
Net cash provided by (used in) operating activities	(5,946)	(4,324)	(2,768)	2,468

Cash flows from investing activities:
Purchase of property and equipment	(4,500)	(4,487)	(1,069)	(2,954)
Proceeds from sale of property and equipment	6	—	6	—
Cash paid in connection with acquisition	—	(9,206)	—	(9,206)
Proceeds from bank deposits, net	—	22,000	—	18,001
Proceeds from sale of marketable securities	38,312	1,523	—	—
Proceeds from maturity of marketable securities	6,740	3,500	—	1,000
Purchase of marketable securities	(79,255)	(9,564)	(8,607)	(2,433)
Net cash provided by (used in) investing activities	(38,697)	3,766	(9,670)	4,408

Cash flows from financing activities:
Proceeds from issuance of ordinary shares in a follow on offering, net	35,077	—	—	—
Exercise of employee stock options	2,343	564	996	291
Payment of contingent consideration	(1,400)	—	—	—
Net cash provided by financing activities	36,020	564	996	291
Foreign currency translation adjustments on cash and cash equivalents	124	7	25	1
Increase (decrease) in cash and cash equivalents	(8,623)	6	(11,442)	7,167
Cash and cash equivalents at the beginning of the period	22,789	18,464	25,707	11,309
Cash and cash equivalents at the end of the period	14,290	18,477	14,290	18,477
Non-cash investing and financing activities:
Purchase of property and equipment on credit	142	95	142	95
Inventory transferred to be used as property and equipment	293	1,090	126	290

  Investor Contact:
  Michael Callahan, ICR
  (203) 682-8311
  Michael.Callahan@icrinc.com